Bradford D. Rodgers

Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

August 26, 2021

VIA EDGAR and E-MAIL

Mr. Matthew Williams

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Protective Life Insurance Company
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-255192

Mr. Williams:

On behalf of Protective Life Insurance Company (the “Company”), we have filed this letter as correspondence via EDGAR to the above-referenced Post-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”).  This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 1 (the “Prior Amendment”) to the Registration Statement in a phone call with outside counsel for the Company on August 18, 2021.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

1.                                      In footnote one of the Calculation of Registration Fee table on the facing page, please revise the reference to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form “S-1” to Form “S-3.”

Response:              The Company has complied with the Staff comment.

2.                                      In the second paragraph of the cover page, please clarify here and elsewhere, as applicable, that the Company is not accepting additional purchase payments, if true.

Response:              The Company has complied with the Staff comment.

3.                                      Please confirm that all changes made in filings under Rule 424(b)(3) for the prior Registration Statement on Form S-3 (File No. 333-222086) have been incorporated into this registration statement.

Response:              The Company confirms that all changes made in previous filings under Rule 424(b)(3) have been included in this registration statement.

4.                                      In the “Incorporation of Certain Documents by Reference” section, please include the quarterly report filed on Form 10-Q for the quarter ended June 30, 2021. Please also confirm that all filings incorporated by reference are hyperlinked.

Response:              The Company has complied with the Staff comment. The Company confirms that all filings incorporated by reference are hyperlinked.

5.                                      In the “Requesting Documents” section, please confirm that there is no email address for making such document requests. If there is an email address, please provide it.

Response:              The Company confirms that there is no email address for requesting documents.

6.                                      In the “Financial Statements” section, the final sentence states “We do not file reports under the 1934 Act as a result of the registration of the Contracts and participating interests therein on Form S-1 in reliance on Rule 12h-7 under the 1934 Act, which provides an exemption from the reporting requirements of Sections 13 and 15 of the 1934 Act.” Please consider simplifying the sentence for investors.

Response:              The Company has added the language recommended by the Staff, which reads as follows: “We do not file periodic reports required under the 1934 Act in reliance on the exemption provided by Rule 12h-7.”

7.                                      In Appendix D, please confirm that all material state variations are current and reflect any changes made in filings under Rule 424(b)(3) for the prior Registration Statement on Form S-3 (File No. 333-222086).

Response:              The Company confirms that all material state variations are current and reflect any changes made in previous filings under Rule 424(b)(3).

*            *            *

The Company believes that it has responded to all Staff comments.  If you have any questions regarding this letter, please contact me at the above number, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Bradford D. Rodgers
Bradford D. Rodgers

Senior Counsel
Protective Life Insurance Company

cc:	Mr. Thomas Bisset
Mr. Timothy Graves